Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

By Electronic Mail

September 4, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 4, 2020, The Nasdaq Stock Market (the "Exchange") received from Victory Portfolios II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


VictoryShares Nasdaq Next 50 ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,